Raymond James™

February 24, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D. C. 20549
Attention: Mr. Jason Wynn

Re:	Dawson Geophysical Company Filed on Form S-3 Registration No. 333-121236

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between February 18, 2005 and the date hereof 9,948 copies of the Preliminary Prospectus dated February 18, 2005 were distributed, 1,820 to institutional investors and 8,128 to retail investors.

The undersigned advise that they have compiled and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934. We have also been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 2:00 PM EST on February 28, 2005 or as soon thereafter as practicable.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.
As Representative of the
Prospective Underwriters

By:	/s/ Kenneth M. Nelson
Kenneth M. Nelson
Senior Vice-President

Raymond James & Associates
Member New York Stock Exchange/SIPC
880 Carillon Parkway, St. Petersburg, FL 33716
727-573-3800 • www.RaymondJames.com